BAJA CUSTOM DESIGN, INC.

1033 B Avenue No. 101

Coronado, California  92118

April 30, 2018

Kate McHale

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Baja Custom Design, Inc.

Withdrawal of Registration Statement on Form 10-12B and 10-12B/A

Originally Filed April 13, 2018

File No. 001-38457

Dear Ms. McHale:

Baja Custom Design, Inc. hereby withdraws, effective immediately, the company’s Form 10 Registration Statement, referenced above, which statement was incorrectly filed under Section 12(b) of the 1934 Act.

The company intends to refile its registration statement on Form 10-12(g) at the earliest possible date.

Thank you for your assistance in this matter.

Yours truly,

/s/ Linda Masters

President of Baja Custom Design, Inc.